UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 8, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fedders Corporation
File No. 1-08831 - CF#20053

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Fedders Corporation submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 26, 2007.

Based on representations by Fedders Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through September 20, 2009
Exhibit 10.2	through September 20, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel